Exhibit 99.1

cancer taking it on

2006 Third Quarter Report

YM BIOSCIENCES INC.

Dear Shareholders,

This is a transformational period for YM BioSciences. All three of our late-stage products, tesmilifene, nimotuzumab, and AeroLEF™, are expected to report important clinical results during 2006 and 2007. Tesmilifene’s 700-patient pivotal Phase III trial, which completed recruitment in September 2005, is powered to demonstrate survival benefit of 33% over chemotherapy alone. The fully matured data should be available in early 2007 prior to which several preplanned analyses of data are expected to be performed by the trial’s Data Safety Monitoring Board (DSMB). The DSMB will inform the Company if any of these analyses produces suitably positive results to permit us to submit tesmilifene to the FDA for marketing approval. Fast track designation was also achieved during this quarter. With the prospect that tesmilifene may be approved based on interim data YM is preparing to have tesmilifene commercialized as early as 2007, a process that we expect will be significantly advanced because of the acquisition of Eximias Pharmaceutical Corporation which we describe more fully below.

YM’s business model has been to in-license promising drug candidates, advance them through the clinical/regulatory process, and then propose to out-license for the commercialization of the drugs. In the first calendar quarter of 2006 we announced the acquisition of Eximias, a private U.S. life sciences company based in Pennsylvania. In preparation for bringing its own lead cancer drug to market Eximias secured significant cash resources and hand-picked an oncology-focused management team with extensive regulatory, manufacturing and marketing experience. In the third quarter of 2005 Eximias’ drug failed to show clinical benefit in a Phase III trial but the Eximias management team continued as a unit with the consequence that it, together with the cash assets of Eximias, became an ideal candidate for merger with YM’s considerable pipeline of products in development.

The acquisition, which was completed on May 9, 2006, will advance YM from its original model into that of a more fully integrated cancer company with the capability and flexibility to bring certain of its own well-advanced products to market or to co-develop and co-promote. It will ensure YM is well positioned for the prospect of the clinical and regulatory success of tesmilifene without necessarily having to rely solely on a partner for its commercialization. The acquisition will also establish a presence for YM in the USA, particularly within the oncology and financial communities, through its new subsidiary, YM BioSciences USA Inc. Ms. Gail Schulze, President and CEO of Eximias, will become President of YM BioSciences and CEO of the US subsidiary.

Financially, YM is well positioned to execute on its strategy. During the quarter, YM raised approximately US $40 million through a “registered direct” common share offering. In addition, Eximias possesses cash resources in excess of US $29 million. With the proforma closing of this acquisition, YM’s working capital at the end of the quarter would have approximated US $80 million, the most robust balance sheet in its history.

Our lead drug tesmilifene is a small molecule chemopotentiator for enhancing the efficacy of the most common classes of chemotherapeutic agents. As part of our well-attended analyst day held in New York during the quarter we presented pre-clinical data demonstrating that tesmilifene increased the sensitivity of otherwise drug-resistant cancer cells to chemotherapies without increased toxicity in normal cells. Tesmilifene may represent an important novel mechanism of action whereby the drug enhances traditional cancer therapies by killing that minority of aggressive, multi-drug resistant cancer cells in a tumour. These cells are increasingly becoming understood to be those cells responsible for recurrence of disease.

We continue to expand the potential market for tesmilifene, encouraged by the evidence of the broad applicability of the drug. In addition to the scientific support that demonstrates the breadth of tesmilifene’s possible applications across tumour types with multiple chemotherapies we continue to broaden its clinical exposure. During the quarter, we entered into a collaborative agreement with Sanofi-Aventis to investigate the effect of combining tesmilifene and docetaxel for the treatment of women with rapidly progressing metastatic breast cancer. We anticipate completing enrolment for this trial in the third calendar quarter of 2006. In addition we have received an IND for a trial in gastric cancer and have announced our intention to file for a Phase II/III in hormone refractory prostate cancer. We have also announced that we are designing a trial in primary breast cancer (adjuvant setting) which we believe could be filed this calendar year.

For nimotuzumab, our humanized anti-EGFr monoclonal antibody, two clinical milestones were recently achieved. During the first quarter, we enrolled the first patient in our multi-center Phase I/II Non-Small-Cell Lung Cancer (NSCLC) trial. The randomized Phase II part of the trial will compare the effects of the combination of nimotuzumab with radiation against radiation alone in patients with Stage IIB and III disease who are found to be insufficiently fit to tolerate the toxicity of standard-of-care platinum-based chemotherapies or who are not amenable to treatment with curative intent. We expect to complete recruitment for the NSCLC trial in late 2007 or early 2008.

Subsequent to the end of the quarter, our partner, Oncoscience AG, commenced patient treatment in a Phase III trial of nimotuzumab in combination with radiation in children with diffuse, intrinsic pontine (brain stem) glioma. The primary clinical endpoints in the trial will be progression-free survival with median survival as secondary endpoint. Based on historical data, progression-free survival and median survival for this form of cancer are approximately 5.5 months and 8.5 months respectively, Oncoscience expects the trial could be completed in the first half of 2007.

Together with our European development partner, Oncoscience AG, our Southeast Asian partner, Innogene Kalbiotech Pte. Ltd., and our partner in Korea, Kuhnil Pharmaceutical Co., we have expanded the clinical development program for nimotuzumab to include trials in children with brain cancer, in advanced metastatic pancreatic cancer and now NSCLC. In addition, the licensor has trials ongoing for nimotuzumab in glioma, breast, esophageal, uterine cervix, prostate cancer and head and neck cancer. Nimotuzumab is currently in 10 ongoing clinical trials with additional trials in planning by YM for pediatric glioma, adult glioma, colorectal, , esophageal and anal cancers.

We continue to be highly encouraged by the commercial prospects of nimotuzumab as the efficacy it has demonstrated to date is reinforced by its unique and competitive safety profile. The drug has not produced the emotionally and physically debilitating side effects of rash or severe diarrhea suffered by patients treated with the other drugs targeting the tyrosine kinase pathway. Further data on the question of toxicity in clinical benefit are expected to be contained in a publication of the Proceedings of the American Society of Clinical Oncology, June 2006.

We were also pleased to announce that the first patient was enrolled for the randomized Phase IIb trial with AeroLEF™ for the treatment of moderate to severe post-operative acute pain. The trial is designed to enroll approximately 120 patients and a preliminary analysis is expected as early as the end of calendar Q2 2006. Should the Phase IIb have a successful outcome we anticipate filing a Phase III as early as the last quarter of this calendar year and the first trial for AeroLEF™ in cancer patients is also currently in planning.

On behalf of the Board of Directors and staff at YM BioSciences, I would like to thank all of our shareholders for their ongoing support. I would also like to welcome Gail Schulze and her team and look forward to working with them to bring YM through a transformation that will result in a significantly strengthened company with added commercialization capabilities and significant financial resources. With multiple clinical trials ongoing for our three late-stage products it is an exciting, active time at YM with numerous milestone events ahead.

Sincerely,

David G.P. Allan
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2006

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and nine months ended March 31, 2006 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004 and notes thereto included in our 2005 Annual Report.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 12 to the audited consolidated financial statements for the fiscal year ended June 30, 2005.

FORWARD-LOOKING STATEMENTS
This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Company is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

Although originally the Company did not intend to establish its own manufacturing or marketing infrastructure for its products, the Company may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended Mar. 31, 2006	Three months ended Mar. 31, 2005	Nine months ended Mar. 31, 2006	Nine months ended Mar. 31, 2005
Out-licensing revenue	$498,861	$34,461	$966,611	$696,327
Interest income	185,595	168,647	510,082	496,779

Expenses:
General and administrative	1,876,575	1,486,357	4,567,347	4,003,648
Licensing and product development	4,682,093	2,996,789	14,259,746	6,440,255

Loss for the period	5,772,479	4,277,762	17,232,617	9,376,625
Deficit, beginning of period,	72,212,032	49,991,462	60,751,894	43,779,888

Deficit, end of period	$77,984,511	$54,269,224	$77,984,511	$54,269,224

Basic and diluted loss per common share	$0.13	$0.12	$0.42	$0.28

Total Assets	$71,462,602	$31,252,273	$71,462,602	$31,252,273

RESULTS OF OPERATIONS

Revenue from out-licensing comes from: the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa; from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for tesmilifene for the South Korean market; from an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market; and from a January 2006 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa. Interest income in fiscal 2006 is comparable to the previous year and is a function of the cash balances and the prevailing interest rates.

Licensing and product development expenses for the three months and nine months ended March 31, 2006 increased approximately $1,676,000 and $7,819,000 respectively this year over the same period last year primarily due to rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the tesmilifene Phase III clinical trial in patients with metastatic and recurrent breast cancer for the three months ended March 31, 2006 totaled approximately $1,836,000, approximately $333,000 less than the comparable period last year and for the nine months ended March 31, 2006 totaled approximately $6,625,000, an increase of approximately $2,269,000, over the same period last year. In addition, costs associated with manufacturing of tesmilifene and preclinical work for the three months and nine months ended March 31, 2006 increased approximately $306,000 and $928,000 respectively this year versus last. The costs related to the development of AeroLEF™ technology for the three months and nine months ended March 31, 2006 totaled approximately $1,040,000 and $3,205,000 respectively, mainly for toxicology studies and other work leading to a Phase II clinical trial which is now underway. The amortization of the acquisition cost of the DELEX technology for the three months and for the nine months ended March 31, 2006 was $263,715 and $760,085 respectively.

General and administrative expenses for the three months and nine months ended March 31, 2006 increased approximately $400,000 and $564,000 respectively over the comparable periods last year. This resulted primarily from an increase in stock-based compensation expense ($475,000 and $679,000 respectively).

In August 2005, 396,825 common shares were released from escrow related to the acquisition of DELEX on the completion of the first milestone event. Accordingly, the current fair value at the time of release of $1,464,284 was allocated to acquired technology and credited to common shares.

SUMMARY OF QUARTERLY RESULTS
	AS PREVIOUSLY REPORTED
	Revenue	Net Loss(1)	Basic and diluted loss per Common Share(1)
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08
June 30, 2004	$121,983	$3,047,917	$0.10

(1) Canadian GAAP requires the Company to expense the fair value of stock options awarded to employees beginning in July 1, 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See “Critical Accounting Policies and Estimates - Stock-based compensation.”

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

Management believes that the cash and short-term deposits at March 31, 2006 are sufficient to support Companies activities beyond the next 12 months.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net cash proceeds of $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Company issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months after the date of issue.

On September 29, 2004 the Company's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Company's common shares in the United States. The Company now files under the Multi-Jurisdictional Disclosure System (MJDS). The Company's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Company filed a continuous registration statement on Form F-1 to register the sale, from time to time, by certain U.S. shareholders of certain securities issued to U.S. purchasers in connection with the December 2003 and September 2004 financings. On October 24, 2005 the Company filed a Form F-3 to update and replace the Form F-1.

As a consequence of the May 2005 share acquisition of DELEX, the Company acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $0.6 million.

On August 26, 2005 the Company received regulatory approval for the Phase II clinical trial of AeroLEF™. Achieving this milestone triggered the release of 396,825 escrowed shares valued at $1,464,284. As a result of this additional consideration paid and an increase of acquisition cost $98,000, the allocation to the assets acquired as at May 2, 2005 has been adjusted to allocate the additional $1,562,284 to “Acquired Technologies”. The total consideration paid as at March 31, 2006 has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of US$4.25 for total gross proceeds of US$40,105,002. Net proceeds after costs amounted to C$42,622,618.

As at March 31, 2006 the Company had cash and cash equivalents and short-term deposits totaling $63,407,634 and payables and accrued liabilities totaling $3,784,028 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

SUBSEQUENT EVENT

Subsequent to the end of the fiscal quarter, on May 9, 2005, the Company completed the acquisition of Eximias Pharmaceutical Corporation (Eximias) of Berwyn, Pennsylvania, a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer related-disorders.  The transaction is being accounted for as an acquisition of a business.  The total purchase price approximated US$36 million of which $4 million was paid in cash (including acquisition costs) and the balance from the issuance of approximately 5.6 million common shares of the Company to Eximias’ shareholders, in consideration for their shares of Eximias. The net impact to the Company is the acquisition of approximately $32 million (U.S. $29 million) in cash and an experienced workforce in exchange for approximately 5.6 million common shares.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain arrangements with its subsidiaries as described in notes 1, 7 and 13 of the consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004. The Company has expensed 100% of the cost of operations and cash flows of these entities.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees. As of March 31, 2006 the amounts of such fees are not known.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. The trial is ongoing and is now fully enrolled.

In the fall of 2004 the Company began a pharmacokinetic clinical trial evaluating tesmilifene with doxorubicin involving 30 patients at two sites. In December 2004, the Company entered into a contract with a CRO in the amount of £194,527 ($400,000). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract with a CRO in the amount of £344,000 ($707,000). Either party may cancel the contract with 30 days’ notice. If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment is expected to start next quarter.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005 the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In October 2005 the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice. If the Company cancels, it would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

In addition, the Company has entered into contracts for pre-clinical and other studies totaling approximately $3,134,271 of which approximately $1,110,735 had been paid or accrued to March 31, 2006.

The Company plans to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated term of the related collaboration.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of the technology of seven years from the date of acquisition. The carrying value of the intangible assets is reviewed annually to determine if there has been an impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Company has majority interests in joint ventures that are funded entirely by the Company. These joint ventures are classified as variable interest entities since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at March 31, 2006:
	Number
Common shares	$136,435,893	49,810,064
Warrants	$4,864,166	9,504,099
Note 1:  If all warrants were to be exercised, 9,504,099 shares would be issued for an aggregate consideration of $27,328,727.
Note 2:  In addition to the 49,810,064 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: May 9, 2006

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and nine months ended
March 31, 2006 and 2005
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2006	2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 4)	$11,301,848	$686,373
Short-term deposits (note 4)	52,105,786	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	1,362,866	1,751,373
	64,775,334	32,325,052

Capital assets	236,929	226,698

Acquired technologies	6,450,339	5,648,141

	$71,462,602	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,917,939	$2,995,457
Accrued liabilities	866,089	830,158
	3,784,028	3,825,615

Deferred revenue	1,767,146	534,157

Shareholders' equity:
Share capital (note 7)	136,435,893	87,487,802
Share purchase warrants	4,864,165	5,313,283
Contributed surplus	2,595,881	1,790,928
Deficit accumulated during the development stage	(77,984,511)	(60,751,894)
	65,911,428	33,840,119

Basis of presentation (note 1)
Commitments (note 6)
Subsequent event (note 8)

	$71,462,602	$38,199,891

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Out-licensing revenue (note 5)	$498,861	$34,461	$966,611	$696,327	$1,714,631
Interest income	185,595	168,647	510,082	496,779	4,002,373
	684,456	203,108	1,476,693	1,193,106	5,717,004

Expenses:
General and administrative	1,876,575	1,486,357	4,558,347	4,003,648	25,706,076
Licensing and product development	4,682,093	2,996,789	14,268,746	6,440,255	56,127,083
	6,558,668	4,483,146	18,827,093	10,443,903	81,833,159

Loss before the undernoted	(5,874,212)	(4,280,038)	(17,350,400)	(9,250,797)	(76,116,155)

Gain (loss) on sale of marketable securities	-	(2,139)	-	(2,139)	638,332

Unrealized loss on marketable securities	-	-	-	-	(1,827,038)

Unrealized gain (loss) on foreign exchange	101,733	4,415	117,783	(123,689)	117,783

Loss before income taxes	(5,772,479)	(4,277,762)	(17,232,617)	(9,376,625)	(77,187,078)

Income taxes	-	-	-	-	7,300

Loss for the period	$(5,772,479)	$(4,277,762)	$(17,232,617)	$(9,376,625)	$(77,194,378)

Basic and diluted loss per common share	$(0.13)	$(0.12)	$(0.42)	$(0.28)

Weighted average number of common shares outstanding, excluding common shares held in escrow for contingent additional payment related to the Delex acquisition (note 3)	44,009,338	35,058,608	40,613,971	32,942,273

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit, beginning of period	$(72,212,032)	$(49,991,462)	$(60,751,894)	$(44,319,267)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	-	(573,332)	(790,133)

Loss for the period	(5,772,479)	(4,277,762)	(17,232,617)	(9,376,625)	(77,194,378)

Deficit, end of period	$(77,984,511)	$(54,269,224)	$(77,984,511)	$(54,269,224)	$(77,984,511)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(5,772,479)	$(4,277,762)	$(17,232,617)	$(9,376,625)	$(77,194,378)
Items not involving cash:
Amortization of capital assets	16,151	1,010	41,320	2,730	311,985
Amortization of acquired technology	263,715	-	760,086	-	897,846
Gain on sale of marketable securities	-	2,139	-	2,139	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,827,038
Stock-based employee compensation (note 2)	644,676	170,605	1,195,417	516,760	3,043,567
Stock-based consideration	-	192,750	100,000	192,750	292,750
Warrants-based consideration	54,775	-	54,775	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	442,277	108,171	388,507	326,256	(443,247)
Accounts payable, accrued liabilities and deferred revenue	1,417,075	790,478	1,093,402	440,166	4,653,328
	(2,933,810)	(3,012,609)	(13,599,110)	(7,895,824)	(67,194,668)

Financing activities:
Issuance of common shares on exercise of warrants	2,912,559	312,965	3,098,474	312,965	3,753,226
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	42,622,618	-	42,622,618	18,972,307	123,276,729
Issuance of common shares on exercise of options	546,108	-	768,358	91,067	2,422,052
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	(779,909)	(1,029,679)
	46,081,285	312,965	46,489,450	18,596,430	124,322,531

Investing activities:
Purchase short-term deposits, net	(52,105,786)	(30,031,371)	(22,223,314)	(15,137,420)	(52,105,786)
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(40,833)	(4,687)	(51,551)	(7,391)	(348,915)
	(52,146,619)	(30,036,058)	(22,274,865)	(15,144,811)	(51,052,462)

Increase (decrease) in cash and cash equivalents	(8,999,144)	(32,735,702)	10,615,475	(4,444,205)	6,075,401

Cash assumed on purchase of Delex	-	-	-	-	5,226,447

Cash and cash equivalents, beginning of period	20,300,992	33,785,404	686,373	5,493,907	-

Cash and cash equivalents, end of period	$11,301,848	$1,049,702	$11,301,848	$1,049,702	$11,301,848

Supplemental cash flow information:
Non-cash items:
Issuance of shares on Delex acquisition (note 3)	$-	$-	$1,464,284	$-	$11,326,981
Issuance of 26,316 common shares in exchange for licensed patents (note 6)	-	-	100,000	-	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

1.     Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and U.S. generally accepted accounting policies ("U.S. GAAP") and should be read in conjunction with the audited annual consolidated financial statements, which contain a reconciliation to U.S. GAAP (note 12).

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

Management believes that the Company has sufficient cash resources to fund its future operations beyond the next year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

2.     Stock-based compensation:

Prior to July 1, 2004 the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital; accordingly no compensation expense has been recognized.

Section 3870 was amended to require entities to account for employee stock options using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002 and restated prior periods. Compensation cost recognized as an expense for the quarter for stock-based employee compensation awards was $644,676 and year-to-date is $1,195,417.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Nine months
	ended	Year ended
	March 31,	June 30,
	2006	2005
Number of options issued	566,000	860,487
Risk-free interest rate	3.80% - 4.05%	3.00% - 4.30%
Volatility factor	120%	120%
Contractual life options	5 - 10 years	1/8 - 10 years
Vesting period (months)	Immediately to 24	Immediately to 24
Weighted average fair value of options granted	$2.24	$1.96
Fair value of options	$1,267,040	$1,685,240

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

2.     Stock-based compensation (continued):

On July 11, 2005 the Company issued 10,000 stock options to its employees. The fair value of these options of $21,600 is being expensed over the awards' vesting period.

On January 25, 2006 the Company issued 556,000 stock options to its employees. The fair value of these options of $1,245,440 is being expensed over the awards' vesting period.

3.      Acquisition:

On May 2, 2005 the Company completed the acquisition of the outstanding debt payable to the Delex shareholders and all of the common shares and other securities of Delex, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting.

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. On May 12, 2005 the Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders and all of the common shares and other securities of Delex. A total of 4,603,174 of such common shares are held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000, measured at the date of acquisition) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to Delex technology and will be recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

3.      Acquisition (continued):

On August 26, 2005 the Company received regulatory approval for a Phase II clinical trial, releasing 396,825 escrowed shares at a fair value of $1,464,284. The fair value of these shares issued is based on the average closing price of the Company's shares two days before, the day of, and two days after August 26, 2005 the date of the regulatory approval.

As a result of the additional consideration paid and an increase in acquisition costs of $98,000, $1,562,284 was allocated to acquired technologies in August 2005. The cumulative consideration paid as at March 31, 2006 has increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

4.     Cash and cash equivalents and short-term deposits:

At March 31, 2006 cash and cash equivalents include U.S. $2,245,422 (June 30, 2005 - nil).

Short-term deposits consist of highly liquid, held to maturity deposits, with terms extending beyond 90 days from the date of acquisition.

The Company intends to use the net proceeds of $42,622,618 raised in the February 16, 2006 issuance of common shares to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at March 31, 2006, the remaining proceeds were approximately $40,298,000.

Management believes that their cash and short-term deposits excluding the remaining proceeds at March 31, 2006 of approximately $23,110,000 are sufficient to fund future Cuban related activities beyond the next year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

5.     Out-licensing agreements:

On August 30, 2005 the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $465,000 (U.S. $400,000). The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the nine months ended March 31, 2006 the Company recognized $110,447 of the license fee received.

On January 20, 2006 the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $1,150,000 (U.S. $1,000,000). The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the nine months ended March 31, 2006 the Company recognized $96,066 of the license fee received.

6.      Commitments:

On October 24, 2005 the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days' notice. If the Company cancels, it is required to pay for costs incurred to date plus a penalty equal to 5% of the remainder of the contract price.

In addition to the above and clinical research services contracts disclosed in note 10 of the Company's annual financial statements, the Company has entered into contracts for pre-clinical and other studies which at March 31, 2006 totalled $3,134,271, of which $1,110,735 has been paid or accrued.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

6.     Commitments (continued):

The Company has committed under a license agreement effective July 13, 2005 for financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. On August 9, 2005 the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

7.      Share capital and share purchase warrants:

On February 3, 2006 the Company filed a Short Form Base Shelf Prospectus with the Ontario Securities Commission and the Securities and Exchange Commission for up to U.S. $75,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing. The specific terms of any securities offered will be described in supplements to this prospectus.

On February 16, 2006 pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of U.S. $4.25 for total gross proceeds of U.S. $40,105,002 (Cdn. $42,973,380). Net proceeds after costs amounted to Cdn. $42,622,618.

On February 7, 2006, the Company issued 17,500 share purchase warrants as settlement of a liability. The fair value of these share purchase warrants using the Black-Scholes fair value pricing model of $54,775 has been expensed.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2006 and 2005
(Unaudited)

8.      Subsequent event:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias Pharmaceutical Corporation ("Eximias") of Berwyn, Pennsylvania, a privately held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer related-disorders. The transaction is being accounted for as an acquisition of a business. The total purchase price of approximately $40 million (U.S. $36 million), includes $4 million (U.S. $4 million) paid in cash (including acquisition costs) and the balance in approximately 5.6 million common shares of the Company valued at approximately $5.75 per common share.

The net impact to the Company is the acquisition of approximately $32 million (U.S. $29 million) in cash and an experienced workforce in exchange for approximately 5.6 million common shares.